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                                                                    EXHIBIT 99.4


GERHARD SCHULMEYER
President and Chief Executive Officer
Siemens Nixdorf Informationssysteme, AG

                                      JANUARY 6, 1995


VIA FACSIMILE AND COURIER
- -------------------------

Mr. Richard H. Lussier
Chairman & Chief Executive Officer
Pyramid Technology Corporation
3860 N. First Street
San Jose, California  95134


Dear Richard:

          Since our additional investment and related agreements concluded in the summer of 1994, we have discussed different options for enhancing the cooperation between our companies. Based on these discussions, it is my understanding that Pyramid Technology Corporation ("Pyramid" or the "Company") believes a 100% acquisition by Siemens Nixdorf to be the preferred option for achieving the potential synergies that we all recognize exist. Having carefully considered the matter further, we have now concluded that the combination of Siemens Nixdorf's mid-range activities with the Company maximizes these synergies and results in a much more effective competitor than either could be on a stand-alone basis.

          Accordingly, we are writing to request the written consent of the Company to permit Siemens Nixdorf to make an offer to acquire Pyramid in a merger transaction in which your stockholders would receive $15 in cash for each outstanding share of the Company's common stock. As you know, Section 7.1 of the Common Stock and Warrant Purchase Agreement dated as of August 21, 1994 between Pyramid and Siemens Nixdorf prohibits the making of an acquisition offer by Siemens Nixdorf without the prior written consent of Pyramid. More importantly, we are only interested in pursuing a transaction that has the endorsement of the Company's Board of Directors.

          Based on our familiarity with the Company and our knowledge of the industry and the marketplace, we believe, and our financial advisors concur, that such a $15 offer price would represent a full and fair value for the Company and should be enthusiastically supported by both your Board of Directors and stockholders. In fact, such an offer price would represent a premium of over 40% above the weighted average closing price of the Company's common stock both for the last calendar quarter and calendar year 1994.


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          If the Company's Board of Directors were to grant its consent, our offer would not be conditioned upon our obtaining financing (although, of course, it would be subject to required regulatory approvals and other customary conditions).

          We would like very much to enter into immediate discussions with both you and John Chen concerning our request. I stand ready to meet with the two of you and your advisors over this weekend in Chicago to begin these discussions. Our legal and financial advisors will also be available as necessary.

          As part of these discussions, we look forward to exploring ways to preserve the Company's strong entrepreneurial culture and to recognize the past and future contribution of your talented engineering team and other key employees to the Company's success. We have given some thought to the kinds of compensation plans that would create the right incentives for your employees and preserve the Company's culture of innovation and excellence. Obviously, we will want to work together with the Company's management in formulating suitable compensation plans and targets.

          If you and John think it would be helpful, I would also be pleased to meet on short notice with members of your engineering team and other key employees to discuss our vision for the combined operation and their role in it.

          Although we would have preferred not to disclose publicly the contents of this letter, our lawyers advise us that we are obligated under applicable securities laws to do so. As a result, we will be filing a copy of this letter on Monday with the Securities and Exchange Commission.

          We ask that you and your Board of Directors consider our request promptly so that we may make our offer, which we believe would position the Company and its employees for an exciting future while maximizing value for its stockholders.


                                      Sincerely,

                                      /s/  Gerhard Schulmeyer

                              Page 9 of 39 Pages